

Eric Rodli · 2nd

Strategic Advisor at SimGraphics

La Canada Flintridge, California, United States · Contact info

500+ connections

SimGraphics

The University of Chicago Booth School of Business

Experience

Strategic Advisor
SimGraphics · Part-time
Sep 2020 – Present · 1 yr 5 mos
Los Angeles Metropolitan Area

Independent Consultant
Self Employed · Part-time
Aug 2019 – Present · 2 yrs 6 mos

Executive Director
American Society of Cinematographers
Feb 2018 – Jul 2019 · 1 yr 6 mos
Hollywood, California

Chief Financial Officer
BeBop Technology
Sep 2017 – Feb 2018 · 6 mos
Greater Los Angeles Area

Independent Consultant
Consultant
May 2015 – Sep 2017 · 2 yrs 5 mos
Greater Los Angeles Area

Providing Advisory services, such as general business strategy, due diligence and project development to the entertainment technology and the theme and leisure industry. Current assignment in broadcast television services as strategic adviser to Gearhouse Broadcast. Prior work in digital cinema.

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Education

The University of Chicago Booth School of Business
MBA, Marketing, Economics, Accounting
1979 – 1981

UC San Diego
BA, Economics, Spanish Lit
1974 – 1978
Activities and Societies: Varisty Tennis Team, Phi Beta Kappa Honor Society; Summa Cum Laude